SMH Capital Proxy Voting Policies and Procedures

Proxy Voting

DOL Interpretive Bulletin 94-2 (see Section XXIII) provides a summary of proxy voting duties for ERISA plan assets. The Designated Supervisor should review this Bulletin prior to the Company exercising proxy-voting rights in regard to any ERISA plan assets under management.

Proxy Voting Policies

Under normal circumstances, a client is responsible for voting proxies for securities held for a client account. Under normal circumstances, if a client does not vote the proxies then SMH Capital Advisors may exercise its right to vote the securities if allowed by the advisory agreement. If SMHCA votes the securities, the SMHCA will consider only those factors that relate to a client investment, including how the vote will economically impact and affect the value of the client’s investment.

Proxy votes generally will be cast in favor of proposals that maintain or strengthen the shared interest of shareholders and management, increase shareholder value, maintain or increase shareholder influence over the issuer’s board of directors and management, and maintain or increase the rights of shareholders; proxy votes generally will be cast against proposals having the opposite effect. In voting on each and every issue, SMHCA and its employees will vote in a prudent and diligent fashion and only after a careful evaluation of the issue presented on the ballot.

In the event that a proxy involves a tender offer for the company consent to a change in bond indenture covenants, votes to restructure debt obligations of the company, or a tender offer for bonds held, the SMHCA intends to exercise its right to vote unless specifically prohibited by client advisory agreement.

Proxy Voting Procedures

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Unless the power to vote proxies for a client is reserved to that client (or in the case of an employee benefit plan, the plan's trustee or other fiduciaries), the investment adviser representative for the client's account will be responsible for voting the proxies related to that account.

•	All proxies and ballots will be logged in upon receipt and the materials will be forwarded to the appropriate investment adviser representative.
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Prior to voting, the investment adviser representative will verify that he or she has the authority to vote, and if so, will determine whether his or her voting is subject to guidelines issued by the client (or in the case of an employee benefit plan, the plan's trustee or other fiduciaries).

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The investment adviser representative will promptly vote proxies received in a manner consistent with the Proxy Voting Policies and Procedures stated above and guidelines (if any) issued by client (or in the case of an employee benefit plan, the plan's trustee or other fiduciaries).

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The investment adviser representative will note on the cover page of the proxy how he or she voted on each issue. The proxy will then be filed in the proper client's file and becomes a permanent part of the records of the Company.

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On an ongoing basis, each investment adviser representative will monitor corporate management of issuers whose securities are held by clients whose accounts he or she manages and where appropriate will communicate with the management of such issuers.

•	Periodically, the Company will:
•	Verify that all annual proxies for the securities held in the clients managed by the Company have been received;
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Verify that each proxy received has been voted in a manner consistent with the Proxy Voting Policies and Procedures and the guidelines (if any) issued by the client (or in the case of an employee benefit plan, the plan's trustee or other fiduciaries);

•	Report to the client how each proxy sent to Company on behalf of the client was voted, by forwarding a copy of the completed ballot card or in some other written manner;
•	Review the files to verify that records of the voting of the proxies have been properly maintained; and
•	Prepare a written report for each client regarding compliance with the Proxy Voting Policies and Procedures.